Filed by Vista Outdoor Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
under the Exchange Act of 1934
Subject Company: Revelyst, Inc.
Commission File No.: 001-41793
Vista Outdoor to Adjourn Special Meeting of Stockholders to July 23, 2024
Confirms Receipt of Revised Indication of Interest from MNC Capital
ANOKA, Minn., June 27, 2024 – Vista Outdoor Inc. (“Vista Outdoor”, the “Company”, “we”, “us” or “our”) (NYSE: VSTO) today announced that it will adjourn the special meeting of stockholders scheduled to be held at 9:00 am (Central Time) on July 2, 2024, to 9:00 am (Central Time) on July 23, 2024 to enable the Company to engage with stockholders prior to the vote in light of recent developments.
Vista Outdoor also today confirmed that it has received a revised unsolicited indication of interest from MNC Capital (“MNC”) pursuant to which MNC expresses its interest in acquiring Vista Outdoor in an all-cash transaction for $42.00 per share (the “MNC Revised Indication”).
Vista Outdoor’s Board of Directors (the “Board”) remains committed to acting in the best interests of Vista Outdoor stockholders. The Board will carefully review the MNC Revised Indication, in accordance with its fiduciary duties and its obligations under the existing merger agreement with Czechoslovak Group a.s. (“CSG”), in consultation with its financial and legal advisors.
The Board has issued a letter to MNC, which is reproduced below, requesting that MNC provide certain information (including evidence of committed financing) required in order for the Board to assess the MNC Revised Indication by no later than 9:00am ET on July 1, 2024. Vista Outdoor notes that, despite MNC's public statements that it has secured financing and Vista Outdoor’s prior requests for evidence of such financing, MNC has never delivered to Vista Outdoor evidence of committed financing that is ready to be executed.
Vista Outdoor’s Board has not made any determination with respect to the MNC Revised Indication (including the offer price) within the framework contemplated by the existing merger agreement with CSG, which remains in effect.
The Board continues to recommend Vista Outdoor stockholders vote in favor of the proposal to adopt the merger agreement with CSG at the Vista Outdoor special meeting of stockholders. Vista Outdoor has received all regulatory approvals required under the merger agreement with CSG for the closing of the CSG transaction
The full text of the letter to MNC follows:
June 27, 2024
MNC Capital
Attention: Mark Gottfredson
Mr. Gottfredson:
We refer to (i) the agreement and plan of merger dated as of October 15, 2023, between Vista Outdoor Inc. (“Vista”), Revelyst, Inc., CSG Elevate II Inc, CSG Elevate III Inc., and, solely for the purposes of the Guarantor Provisions as defined therein, CZECHOSLOVAK GROUP a.s. (as amended from time to time, the “CSG Merger Agreement”) and (ii) the letter from MNC Capital (“MNC”) to Vista’s Board of Directors dated as of June 26, 2024, expressing MNC’s interest in pursuing a transaction pursuant to which MNC would acquire Vista for $42.00 per Vista share (the “MNC Revised Indication”).
Each capitalized term used but not defined herein shall have the meaning assigned to such term in the CSG Merger Agreement.
As you are aware, Vista is subject to various restrictions under the CSG Merger Agreement with respect to Company Acquisition Proposals. This letter is being sent to MNC solely to clarify the terms and conditions of the MNC Revised Indication, pursuant to Section 6.09(b)(i) of the CSG Merger Agreement.

Yesterday, Vista requested that MNC provide (1) the identity of each of the sources of the proposed debt and equity financing for the MNC Revised Indication, (2) copies of the commitment letters with respect to the proposed debt and equity financing for such indication (together with all exhibits thereto and any related documents) and (3) a copy of the merger agreement MNC proposes to execute in connection with such indication. As at the date of this letter, MNC has yet to provide this information and documentation.
Vista Outdoor hereby reiterates its request that MNC provide such information and documentation and that MNC do so by no later than 9:00am ET on July 1, 2024.
Regards,
Michael Callahan
Chairman of the Board of Directors
of Vista Outdoor Inc.
Morgan Stanley & Co. LLC is acting as sole financial adviser to Vista Outdoor and Cravath, Swaine & Moore LLP is acting as legal adviser to Vista Outdoor. Moelis & Company LLC is acting as sole financial adviser to the independent directors of Vista Outdoor and Gibson, Dunn & Crutcher LLP is acting as legal adviser to the independent directors of Vista Outdoor.
About Vista Outdoor Inc.
Vista Outdoor (NYSE: VSTO) is the parent company of more than three dozen renowned brands that design, manufacture and market sporting and outdoor products. Brands include Bushnell, CamelBak, Bushnell Golf, Foresight Sports, Fox Racing, Bell Helmets, Camp Chef, Giro, Simms Fishing, QuietKat, Stone Glacier, Federal Ammunition, Remington Ammunition and more. Our reporting segments, Outdoor Products (Revelyst) and Sporting Products (The Kinetic Group), provide consumers with a wide range of performance-driven, high-quality and innovative outdoor and sporting products. For news and information, visit our website at www.vistaoutdoor.com.
About Revelyst
Revelyst, a segment of Vista Outdoor Inc. (NYSE: VSTO), is a collective of world-class maker brands that design and manufacture performance gear and precision technologies. Our category-defining brands leverage meticulous craftsmanship and cross-collaboration to pursue new innovations that redefine what is humanly possible in the outdoors. Portfolio brands include Foresight Sports, Bushnell Golf, Fox, Bell, Giro, CamelBak, Bushnell, Simms Fishing and more. For more information, visit our website at www.revelyst.com.
Forward-Looking Statements
Some of the statements made and information contained in this press release, excluding historical information, are “forward-looking statements,” including those that discuss, among other things: Vista Outdoor Inc.’s (“Vista Outdoor”, “we”, “us” or “our”) plans, objectives, expectations, intentions, strategies, goals, outlook or other non-historical matters; projections with respect to future revenues, income, earnings per share or other financial measures for Vista Outdoor; and the assumptions that underlie these matters. The words “believe,” “expect,” “anticipate,” “intend,” “aim,” “should” and similar expressions are intended to identify such forward-looking statements. To the extent that any such information is forward-looking, it is intended to fit within the safe harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995.
Numerous risks, uncertainties and other factors could cause our actual results to differ materially from the expectations described in such forward-looking statements, including the following: risks related to the previously announced transaction among Vista Outdoor, Revelyst, Inc. (“Revelyst”), CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. (the “Transaction”), including (i) the failure to receive, on a timely basis or otherwise, the required approval of the Transaction by our stockholders, (ii) the possibility that any or all of the various conditions to the consummation of the Transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) the possibility that competing offers or acquisition proposals may be made, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the Transaction, including in circumstances which would require Vista Outdoor to pay a termination fee, (v) the effect of the announcement or pendency of the Transaction on our ability to attract, motivate or retain key executives and employees, our ability to maintain relationships with our customers, vendors, service providers and others with whom we do business, or our operating results and business generally, (vi) risks related to the Transaction diverting management’s attention from our ongoing business operations and (vii) that the Transaction may not achieve some or all of any anticipated benefits with respect to either business segment and that the Transaction may not be completed in accordance with our expected plans or anticipated timelines, or at all; impacts from the COVID-19 pandemic on our operations, the operations of our customers and suppliers and general economic conditions; supplier capacity constraints, production or shipping disruptions or quality or price issues affecting our operating costs; the supply, availability and costs of raw materials and components; increases in commodity, energy, and production costs; seasonality and weather conditions; our ability to complete acquisitions, realize expected benefits from acquisitions and integrate acquired businesses; reductions in or unexpected changes in or our inability to accurately forecast demand for ammunition, accessories, or other outdoor sports and recreation products; disruption in the service or significant increase in the cost of our primary delivery and shipping services for our products and components or a significant disruption at shipping ports; risks associated with diversification into new international and commercial markets, including regulatory compliance; our ability to take advantage of growth opportunities in international and commercial markets; our ability to obtain and maintain licenses to third-party technology; our ability to attract and retain key personnel; disruptions caused by catastrophic events; risks associated with our sales to significant retail customers, including unexpected cancellations, delays, and other changes to purchase orders; our competitive environment; our ability to adapt our products to changes in technology, the marketplace and customer preferences, including our ability to respond to shifting preferences of the end consumer from brick and mortar retail to online retail; our ability to maintain and enhance brand recognition and reputation; others’ use of social media to disseminate negative commentary about us, our products, and boycotts; the outcome of contingencies, including with respect to litigation and other proceedings relating to intellectual property, product liability, warranty liability, personal injury, and environmental remediation; our ability to comply with extensive federal, state and international laws, rules and regulations; changes in laws, rules and regulations relating to our business, such as federal and state ammunition regulations; risks associated with cybersecurity and other industrial and physical security threats; interest rate risk; changes in the current tariff structures; changes in tax rules or pronouncements; capital market volatility and the availability of financing; foreign currency exchange rates and fluctuations in those rates; general economic and business conditions in the United States and our markets outside the United States, including as a result of the war in Ukraine and the imposition of sanctions on Russia, the COVID-19 pandemic, conditions affecting employment levels, consumer confidence and spending, conditions in the retail environment, and other economic conditions affecting demand for our products and the financial health of our customers.
You are cautioned not to place undue reliance on any forward-looking statements we make, which are based only on information currently available to us and speak only as of the date hereof. A more detailed description of risk factors that may affect our operating results can be found in Part 1, Item 1A, Risk Factors, of our Annual Report on Form 10-K for fiscal year 2024, and in the filings we make with the Securities and Exchange Commission (the “SEC”) from time to time. We undertake no obligation to update any forward-looking statements, except as otherwise required by law.
No Offer or Solicitation
This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.
Additional Information and Where to Find It
These materials may be deemed to be solicitation material in respect of the Transaction. In connection with the Transaction, Revelyst, a subsidiary of Vista Outdoor, filed with the SEC a registration statement on Form S-4 in connection with the proposed issuance of shares of common stock of Revelyst to Vista Outdoor stockholders pursuant to the Transaction, which Form S-4 includes a proxy statement of Vista Outdoor that also constitutes a prospectus of Revelyst (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING OUR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The registration statement was declared effective by the SEC on March 22, 2024, and we have mailed the definitive proxy statement/prospectus to each of our stockholders entitled to vote at the meeting relating to the approval of the Transaction. Investors and stockholders may obtain the proxy statement/prospectus and any other documents free of charge through the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Vista Outdoor are available free of charge on our website at www.vistaoutdoor.com.
Participants in Solicitation
Vista Outdoor, Revelyst, CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. and their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from our stockholders in respect of the Transaction. Information about our directors and executive officers is set forth in our proxy statement on Schedule 14A for our 2023 Annual Meeting of Stockholders, which was filed with the SEC on June 12, 2023, and subsequent statements of changes in beneficial ownership on file with the SEC. These documents are available free of charge through the SEC’s website at www.sec.gov. Additional information regarding the interests of potential participants in the solicitation of proxies in connection with the Transaction, which may, in some cases, be different than those of our stockholders generally, is also included in the proxy statement/prospectus relating to the Transaction.

Investor Contact:
Tyler Lindwall
Phone: 612-704-0147
Email: investor.relations@vistaoutdoor.com

Media Contact:
Eric Smith
Phone: 720-772-0877
Email: media.relations@vistaoutdoor.com